SCHEDULE 13G

<u>EXHIBIT B</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Sirius XM Holdings Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: November 14, 2025   /s/ Warren E. Buffett
Warren E. Buffett
Berkshire Hathaway Inc.

Dated: November 14, 2025   /s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board
National Indemnity Company

Dated: November 14, 2025   /s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer
GEICO Corporation

Dated: November 14, 2025   /s/ Todd A. Combs
By: Todd A. Combs
Title: President
Government Employees Insurance Company

Dated: November 14, 2025   /s/ Todd A. Combs
By: Todd A. Combs
Title: President
National Fire & Marine Insurance Company

Dated: November 14, 2025   /s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer

Berkshire Hathaway Consolidated Pension Plan Master Trust

Dated: November 14, 2025   /s/ Mark D. Millard
By: Mark D. Millard
Title: Vice President, Berkshire Hathaway, Inc.

Scott Fetzer Collective Investment Trust

Dated: November 14, 2025   /s/ Christopher Mann
By: Christopher Mann
Title: Senior Vice President, Marmon Holdings, Inc.

	BNSF Master Retirement Trust
Dated: November 14, 2025	/s/ Paul Bischler
	By: Paul Bischler
	Title: Vice President, Burlington Northern Santa Fe, LLC

	Precision Castparts Corp. Master Trust
Dated: November 14, 2025	/s/ Shawn Hagel
	By: Shawn Hagel
	Title: Executive Vice President and Chief Financial Officer, Precision Castparts Corp.

Dated: November 14, 2025	/s/ R. Ted Weschler
	By: Ted Weschler